UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   EAST                JOHN C.
   955 E. ARQUES AVE.
   SUNNYVALE, CA  94086

2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CEO AND PRESIDENT

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  05/02/97    S        1,800         D  $18.1250                    D
Common Stock                                  05/05/97    S        1,800         D  $18.3750                    D
Common Stock                                  05/06/97    S        1,800         D  $18.1250                    D
Common Stock                                  05/07/97    S        1,800         D  $17.6250                    D
Common Stock                                  05/08/97    S        1,800         D  $17.8125     127,500        D
Common Stock                                  05/02/97    S        600           D  $18.0000                    I  by Wife
Common Stock                                  05/05/97    S        600           D  $18.3125                    I  by Wife
Common Stock                                  05/06/97    S        600           D  $18.0625                    I  by Wife
Common Stock                                  05/07/97    S        600           D  $17.5000                    I  by Wife
Common Stock                                  05/08/97    S        600           D  $17.7500     27,160         I  by Wife
Common Stock                                  05/05/97    S        150           D  $18.3750                    I  by Daughter 1
                                                                                                                   (1)
Common Stock                                  05/06/97    S        150           D  $18.1250                    I  by Daughter 1
                                                                                                                   (1)
Common Stock                                  05/07/97    S        150           D  $17.6250                    I  by Daughter 1
                                                                                                                   (1)
Common Stock                                  05/08/97    S        150           D  $17.8125     1,790          I  by Daughter 1
                                                                                                                   (1)
Common Stock                                  05/05/97    S        150           D  $18.3750                    I  by Daughter 2
                                                                                                                   (1)
Common Stock                                  05/06/97    S        150           D  $18.1250                    I  by Daughter 2
                                                                                                                   (1)
Common Stock                                  05/07/97    S        150           D  $17.6250                    I  by Daughter 2
                                                                                                                   (1)
Common Stock                                  05/08/97    S        150           D  $17.8125     1,790          I  by Daughter 2
                                                                                                                   (1)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $4.0000                                                                    08/01/96(2)  07/15/02
to buy)
Incentive Stock Option (right  $8.0000                                                                    03/31/94(3)  06/30/03
to buy)
Non-Qualified Stock Option     $8.0000                                                                    03/31/94(4)  06/30/03
(right to buy)
Non-Qualified Stock Option     $7.6300                                                                    03/31/95(5)  07/26/04
(right to buy)
Incentive Stock Option (right  $7.6300                                                                    08/01/98(6)  07/26/04
to buy)
Incentive Stock Option (right  $13.0000                                                                   08/01/99(7)  06/30/05
to buy)
Non-Qualified Stock Option     $13.0000                                                                   03/31/96(8)  06/30/05
(right to buy)
Non-Qualified Stock Option     $9.4000                                                                    (9)          10/06/05
(right to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00(10) 07/17/06
to buy)
Non-Qualified Stock Option     $14.8750                                                                   08/01/00(10) 07/17/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   10,000                    10,000        D
to buy)
Incentive Stock Option (right            Common Stock                   40,250                    40,250        D
to buy)
Non-Qualified Stock Option               Common Stock                   59,750                    59,750        D
(right to buy)
Non-Qualified Stock Option               Common Stock                   42,886                    42,886        D
(right to buy)
Incentive Stock Option (right            Common Stock                   13,114                    13,114        D
to buy)
Incentive Stock Option (right            Common Stock                   7,692                     7,692         D
to buy)
Non-Qualified Stock Option               Common Stock                   54,308                    54,308        D
(right to buy)
Non-Qualified Stock Option               Common Stock                   60,000                    60,000        D
(right to buy)
Incentive Stock Option (right            Common Stock                   6,722                     6,722         D
to buy)
Non-Qualified Stock Option               Common Stock                   53,278                    53,278        D
(right to buy)

Explanation of Responses:

(1)
Held as Custodian under UGMA.
(2)
Option becomes 100% exercisable on 8/1/96.
(3)
Option is exercisable as to 27,750 shares at 8.33% per quarter for three years with vesting commencing on 1/1/94, and 100%
exercisable as to 12,500 shares on 8/1/97.
(4)
Option is exercisable as to 32,250 shares at 8.33% per quarter for three years with vesting commencing on 1/1/94, and 100%
exercisable as to 27,500 shares on 8/1/97.
(5)
Option is exercisable as to 16,000 shares at 6.25% per quarter for four years with vesting commencing on 1/1/95, and 100%
exercisable as to 26,886 shares on 8/1/98.
(6)
Option becomes 100% exercisable on 8/1/98.
(7)
Option becomes 100% exercisable on 8/1/99.

SIGNATURE OF REPORTING PERSON
/S/ JOHN C. EAST
DATE:  JUNE 10, 1997